

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Suren Ajjarapu
Chief Executive Officer
Kernel Group Holdings, Inc.
515 Madison Avenue, Suite 8078
New York, NY 10022

      Re: Kernel Group Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 10, 2023
           File No. 001-39983

Dear Suren Ajjarapu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Real Estate & Construction

cc: Andrew M. Tucker, Esq.